SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 3, 2003

Commission File No. 1-14712

FRANCE TELECOM

(Name of Registrant)

6, place d’Alleray, 75015 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ENCLOSURE:	Summary and extracts of a press release filed on September 1, 2003 with the Conseil des marchés financiers in France in conformity with the provisions of Regulation n°2002-04 of the Commission des opérations de bourse (“COB”) and the Instruction issued in respect of such regulation.

Not for distribution in or into the United States, Canada or Japan

This press release may not be published, distributed or diffused in the United States, Canada or Japan other than for purposes of submission to the U. S. Securities and Exchange Commission. This press release is not an extension into the United States of America, Canada or Japan of the exchange offer mentioned herein and is not an offer to sell securities or the solicitation of an offer to buy securities in the United States of America, Canada or Japan. Other restrictions are applicable. Please see the important notice at the end of this press release.

The Boards of Directors of France Telecom and Orange met on 31 August 2003 and the France Telecom Board approved and the Orange Board recommended a proposal for the acquisition of the Orange shares not already held by France Telecom by way of a simplified public exchange offer (the “Offer”). This Offer was filed on 1 September 2003 with the French market authorities and remains subject to their approval.

France Telecom has indicated that it does not envisage any merger of France Telecom and Orange after the Offer.

France Telecom intends to return to a policy of making distributions to shareholders from 2004.

Pursuant to the Offer, France Telecom irrevocably offers to exchange Orange ordinary shares, with a nominal value of 1 euro each, held by Orange shareholders for existing or to be issued France Telecom ordinary shares, with a nominal value of 4 euros, at an exchange rate of 11 France Telecom shares for 25 Orange shares.

The Offer covers all existing Orange shares not already held by France Telecom, as well as any Orange shares that may be issued prior to the closing of the Offer pursuant to the exercise of stock options, namely an aggregate of up to 712,441,375 shares

France Telecom holds, directly or indirectly, at the date hereof 4,154,521,243 shares of Orange representing 86.28% of the capital and voting rights of Orange.

Origin of the France Telecom Shares Remitted in Exchange

The France Telecom shares available for exchange for Orange shares in the Offer comprise 95,363,219 treasury shares and up to 218,110,986 new France Telecom shares that may be issued under the Offer, for a maximum of 313,474,205 France Telecom shares that may be remitted under the Offer. Orange shares tendered will be exchanged first for existing France Telecom shares. The new France Telecom shares will rank pari passu in all respects with the existing France Telecom shares and will be fully fungible with them. In order to enable France Telecom to remit the treasury shares it holds to shareholders of Orange who tender their shares in the Offer, the France Telecom shareholders will be asked at the ordinary general meeting to be held on 6 October 2003, to reduce the minimum selling price of the shares of the company to 14.50 euros.

Hedging Transactions

Upon completion of the Offer, and as a complement thereto, France Telecom intends to offer liquidity arrangements to the holders of Orange stock options and to the holders of Orange shares obtained upon exercise of Orange stock options or acquired in the context of a share purchase plan that are non-transferable for tax or social security reasons under the relevant option plan. These arrangements will involve, subject to certain conditions, the exchange of Orange shares underlying these options for France Telecom shares at the exchange rate used in the Offer, adjusted, where applicable, to take into account any changes in the capital or shareholders’ equity of Orange and/or France Telecom. These arrangements areto be entered into no later than three (3) months following the date of publication of the notice of result of the Offer.

Not for distribution in or into the United States, Canada or Japan

In the context of the implementation of these liquidity arrangements, France Telecom may have to remit France Telecom shares to the Orange option holders. Taking into account France Telecom’s use of its treasury shares for the purposes of the Offer, France Telecom plans to implement a strategy in order to manage the Group’s financial risk resulting from these options.

In addition, France Telecom issued on 29 November 2001, 3,492,000 notes exchangeable for existing France Telecom shares maturing on 29 November 2005, each note, with a nominal amount of 1,000 euros, being exchangeable, as of the date hereof, into 17.0800 France Telecom shares. (These exchange rights are currently “out of the money”.) As a consequence of using its treasury shares for the purposes of the Offer, France Telecom may implement a strategy to obtain existing shares in order to be able to cover possible exchanges of the exchangeable notes through their maturity.

As part of these strategies, France Telecom may implement, during the period starting with the announcement of the Offer, hedging arrangements for all or part of the shares underlying the liquidity arrangements described above and the exchangeable notes, involving derivative transactions (particularly future purchases of, or purchases of call options on, France Telecom shares from financial institutions, which may be the sponsoring institutions for the Offer; which institutions in turn may trade in the market during the Offer period to hedge their positions) or the purchase of France Telecom shares.

As of the date hereof, the flow of purchases of France Telecom shares likely to result, on a net basis, from these hedging transactions, should be in the order of 10 million shares.

Any such intervention will be implemented within the scope of the France Telecom corporate repurchase program and would be made in conformity with the exemptions provided for by Articles 5-2-14 and 5-3-7 of the General Regulations of the CMF, and comply with the conditions of Regulation 90-04 of the COB.

This press release does not constitute an extension into the United States, Canada or Japan of the offer mentioned in this press release, nor does this press release constitute nor form part of an offer to sell securities or the solicitation of an offer to buy securities in the United States, Canada or Japan. The securities mentioned in this press release have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or exemption from registration under the Securities Act. There will not be any public offering in the United States, Canada or Japan.

This press release does not constitute an offer of shares of France Telecom, nor a public offer for the shares of Orange, in Germany. No action has been, or will be taken, in Germany that would permit a public offer for the shares of Orange. The shares of France Telecom may only be offered and sold in Germany in accordance with the restrictions set forth in the German Securities Selling Prospectus Act (Verkaufsprospektgesetz).

This press release has not been prepared in the context of a public tender offer in Italy within the meaning of Article 1, paragraph 1, letter (v) of Legislative Decree No. 58 of February 24 1998 (“Decree 58/98”), and Article 33 paragraph 1 of Regulation No. 11971 of May 14, 1999, as amended, of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) and has therefore not been submitted to CONSOB pursuant to Art. 102 of Decree 58/98. There will not be any public tender offer in Italy.

The release, publication or distribution of this press release in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this press release is released, published or distributed must inform themselves about and observe such restrictions. Receipt of this press release will not constitute an offer in those jurisdictions in which it would be illegal to make the offer or to offer securities and in such circumstances it will be deemed to have been sent for information purposes only.

Not for distribution in or into the United States, Canada or Japan

This press release has been approved in the UK, solely for the purposes of Section 21 of the Financial Services and Markets Act 2000, by Goldman Sachs International and SG Corporate and Investment Banking (a division of Société Générale). Goldman Sachs International and SG Corporate and Investment Banking are acting exclusively for France Telecom in connection with the Offer and will not be responsible to anyone other than France Telecom for providing the protections afforded to clients of Goldman Sachs International or SG Corporate and Investment Banking or for providing advice in relation to the Offer.

This press release does not constitute or form part of the Offer by France Telecom for the shares of Orange, or an invitation to purchase securities. The Offer will be made only when approved by the relevant authorities. The terms and conditions of the Offer (including details of how the Offer may be accepted and any applicable restrictions) will be set out in the note d’information (the “Offer Document”). Holders of Orange shares who accept the offer may only rely on the Offer Document for all the terms and conditions of the Offer. In deciding whether or not to accept the Offer in relation to their Orange shares, shareholders should rely only on the information contained, and the procedures described, in the Offer Document. The Offer may affect the particular financial and tax circumstances of private customers. Such customers are therefore strongly advised to consult their financial and tax advisors before accepting the Offer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

France Telecom

Date: September 3, 2003	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information